

October 1, 2024

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street
Suite 3210
Vancouver, BC
V6C 2X8

> **Re: City Office REIT, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-36409**

Dear Anthony Maretic:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction